May 13, 2009

Mr. Terence O’Brien

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment letter dated April 8, 2009 regarding Janus Capital Group Inc.’s Form 10-K for the fiscal year ended December 31, 2008.

VIA EDGAR

Dear Mr. O’Brien:

I am writing in response to your letter dated April 8, 2009, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (File No. 001-15253) for Janus Capital Group Inc. (“Janus”).  For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

Janus acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings.  In addition, Janus acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Developments and Strategic Priorities, Page 15

1.              You briefly discuss in MD&A the global markets and its impact on your assets under management.  In future filings, please revise your disclosure regarding how the current market conditions have negatively impacted your business to provide more specific information about your business.  For example:

•                  Discuss the negative impacts the decline in value of certain investments has had on your consolidated financial statements.

•                  Disclose the amount by which your management fees will decrease due to the decline in value of assets under management from both redemptions and depreciation.

•                  Quantify the expected impact of recent market performance on performance-based investment management fees.

•                  Quantify the amount of future returns you will need to recognize to earn performance-based investment management fees on significant contracts.

•                  Disclose the extent of any significant decline in assets under management subsequent to the balance sheet date but prior to the filing of your Form 10-K.  If you experienced a significant decline in AUM subsequent to the balance sheet date but prior to the filing of your Form 10-K, please quantify the portion of the decline that was attributable to performance as opposed to redemptions.  Please also disclose which investment types were most significantly impacted.  Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

Response:  In light of the Staff’s comments, we will endeavor to improve disclosure in future filings regarding the impact that market conditions had on our operations and financial results and condition.  In addition, we will disclose in future filings any significant changes in assets under management and the reasons for such changes that occur subsequent to the balance sheet date but prior to filing.

Performance fee revenue is an asset-based fee calculated using the relative investment performance of certain investment products as opposed to absolute investment performance.  Relative investment performance is determined based upon the performance of each separate account or mutual fund (collectively referred to as “investment products”) as compared to the performance of the benchmark index for a rolling twelve to thirty-six month period.  Accordingly, absolute negative investment returns do not preclude us from earning performance fees.  Based on the number of variables associated with determining performance fees, we are unable to predict with any degree of certainty future performance fees.  Please refer to the critical accounting policy disclosure regarding performance fees on page 28 of our 2008 Form 10-K.

Investment Management Operations (Continuing Operations), page 16

2.              We note your rollforward of changes in your AUM on page 16.  Please revise, future filings, to list the components of AUM by asset type as well as a breakdown of AUM by sectors (such as real estate, banking, consumer products, etc.).  A discussion of the nature of each asset type and analysis of the changes in AUM by sector may aid in explaining the performance of your funds to investors.  Please provide us with the disclosures you intend to include in future filings.

Response:  We believe that our asset base and investment performance is best defined in terms of assets by discipline and relative investment performance.  We disclose asset rollforwards for each investment discipline that we offer in our quarterly earnings release.  Our earnings releases have been furnished on Form 8-K in addition to being distributed via-news wires.  In future Form 10-Q and Form 10-K filings, we will include the asset rollforwards by investment discipline.

Relative investment performance compares the performance of our investment products against the performance of competitors’ investment products with similar investment disciplines and strategies and/or against benchmark indexes.  We believe sales and redemptions of investment products are driven by relative investment performance over multiple time periods.  Accordingly, we disclose our relative investment performance on pages 3 and 15 of our 2008 Annual Report on Form 10-K as well as in Management’s Discussion and Analysis of Financial Condition and Results of Operations in all of our quarterly reports on Form 10-Q.  We have not provided sector information because such information is relevant for assessing the absolute investment performance of a specific fund as opposed to assessing the overall performance of the advisor.

Our disclosure for the first quarter 2009 is as follows:

Investment Performance

Investment products are generally evaluated based on their investment performance relative to other investment products with similar disciplines and strategies.  Despite challenging market conditions, JCG’s relative investment performance continues to outperform the majority of peers over multiple time periods.

•                  Relative long-term investment performance remained strong with approximately 51%, 73% and 87% of JCG’s mutual funds in the top half of their Lipper categories on a one-, three- and five-year total return basis, respectively, as of March 31, 2009.  (See Exhibit 99.1 for complete Lipper rankings.)

•                  INTECH’s relative investment performance remained strong, with 83%, 56%, 86% and 100% of product strategies with at least a one-, three-, five- and ten-year performance track record, respectively; outperforming their respective benchmarks during each of those periods ended March 31, 2009.

•                  The Perkins Mid Cap Value and Small Cap Value mutual funds ranked in the top 11% of their Lipper categories on a one-, three- and five-year total-return basis, respectively, as of March 31, 2009.

Total Company Assets and Flows

Total Company assets under management at March 31, 2009 decreased $76.7 billion, or 40.9%, from the end of the first quarter 2008.  The decrease was primarily driven by adverse market conditions in the last half of 2008 and first quarter 2009.

The decline in money market flows assets reflect Janus’ previously announced plan to exit its institutional money market business by April 30, 2009.  Janus will continue offering retail money market funds.

The following table presents the components of JCG’s assets under management (in billions):

	Three months ended March 31,
	2009	2008

Beginning of period assets	$123.5	$206.7
Long-term sales
Janus	3.7	8.2
INTECH	0.9	1.8
Perkins	1.4	1.3
Long-term redemptions
Janus	(4.4)	(9.1)
INTECH	(1.4)	(2.9)
Perkins	(1.1)	(0.8)
Long-term net flows *
Janus	(0.7)	(0.9)
INTECH	(0.5)	(1.1)
Perkins	0.3	0.5
Total long-term net flows	(0.9)	(1.5)
Net money market flows	(5.3)	(0.6)
Market / fund performance	(6.4)	(17.0)
End of period assets	$110.9	$187.6

*                 Excludes money market flows.  Sales and redemptions of money market funds are presented net on a separate line due to the short-term nature of the investments.

Subsequent to March 31, 2009, market gains resulted in an increase in ending assets under management of approximately 17.0% as of May 8, 2009.

	Three months ended March 31,
	2009	2008
Long-term net flows by distribution channel
Retail intermediary	$(0.5)	$0.5
Institutional	(0.5)	(2.3)
International	0.1	0.3
Total	$(0.9)	$(1.5)

Average assets under management
Janus	$61.0	$104.3
INTECH	39.0	63.1
Perkins	8.6	9.9
Money market	4.5	12.4
Total	$113.1	$189.7

Assets and Flows by Investment Discipline

JCG, through its primary subsidiaries, offers investment products based on a diversified set of investment disciplines.  Janus offers growth/blend and global/international equity, as well as fixed income, alternative and money market investment products.  INTECH offers mathematical based investment products and Perkins offers value disciplined investments.  Assets and flows by investment discipline are as follows (in billions):

	Three Months Ended March 31,
	2009	2008
Growth/Blend
Beginning of period assets	$49.5	$83.5
Sales	2.4	5.9
Redemptions	3.4	5.6
Net sales (redemptions)	(1.0)	0.2
Market / fund performance	(2.0)	(6.9)
End of period assets	$46.6	$76.8

Global/International
Beginning of period assets	$10.9	$24.9
Sales	0.5	1.1
Redemptions	0.6	1.8
Net sales (redemptions)	(0.1)	(0.7)
Market / fund performance	(0.1)	(2.1)
End of period assets	$10.7	$22.1

Fixed Income
Beginning of period assets	$3.2	$4.9
Sales	0.8	0.5
Redemptions	0.3	1.6
Net sales (redemptions)	0.5	(1.1)
Market / fund performance	—	—
End of period assets	$3.7	$3.8

Mathematical
Beginning of period assets	$42.4	$69.7
Sales	0.9	1.8
Redemptions	1.4	2.9
Net sales (redemptions)	(0.5)	(1.1)
Market / fund performance	(3.5)	(7.5)
End of period assets	$38.3	$61.2

Alternatives
Beginning of period assets	$0.5	$0.8
Sales	—	0.7
Redemptions	0.1	0.1
Net sales (redemptions)	(0.1)	0.6
Market / fund performance	(0.1)	—
End of period assets	$0.4	$1.4

Value
Beginning of period assets	$9.1	$10.1
Sales	1.4	1.3
Redemptions	1.1	0.8
Net sales (redemptions)	0.3	0.5
Market / fund performance	(0.8)	(0.5)
End of period assets	$8.6	$10.1

Money Market
Beginning of period assets	$7.9	$12.8
Sales	3.0	24.9
Redemptions	8.3	25.5
Net sales (redemptions)	(5.3)	(0.6)
Market / fund performance	—	—
End of period assets	$2.6	$12.2

Other Sources of Liquidity, page 24

3.              We note your $350 million credit facility contains restrictive financial covenants which may impact the availability under this line.  Although you currently do not have any amounts outstanding under this line, your availability could be impacted by failure to meet your covenants.  Please disclose the required ratios as well as the actual ratios as of each reporting date.  This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.  Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.  Include the calculation of the leverage ratio in connection with possible additional principal repayments under your term loan.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.  Further disclose other terms and provisions, such as cross-default provisions, included in your debt instruments, if any, and the impact these provisions may have on your covenant compliance.

Response:  We will expand disclosure in future filings to include the financial ratio covenants under our $350 million Five-Year Competitive Advance and Revolving Credit Facility Agreement (the “Credit Facility”), calculation of the ratios as of the reporting date as well as the relationship between the Credit Facility and our other indebtedness.  We disclosed the following information with respect to the Credit Facility in our Form 10-Q for the three months ended March 31, 2009:

JCG has a $350 million Five-Year Competitive Advance and Revolving Credit Facility Agreement (the “Credit Facility”) with a syndicate of banks.  The Credit Facility contains two financial covenants: a specified maximum financing leverage ratio and minimum interest coverage ratio.  At March 31, 2009, JCG was in compliance with all covenants and there were no borrowings under the Credit Facility.

The covenants and the calculation of the ratios are as follows (in millions):

Last Four
Quarters Ended
March 31, 2009

Net income (loss)	$(713.9)
Deduct:
Extraordinary gains	—
Gains from sales of assets or subsidiaries	(2.8)
Add back:
Goodwill and intangible asset impairment charges	856.7
Interest expense	76.5
Income tax provision	5.9
Depreciation and amortization	39.2
Long-term incentive compensation	44.8
Adjusted EBITDA	$306.4

Debt	$1,128.0

Leverage Ratio (Debt divided by Adjusted EBITDA)	3.68
Cannot exceed 3.75

Interest Coverage Ratio
(Adjusted EBITDA divided by Last Four Quarters Interest Expense)	4.0
Must equal or exceed 4.0

JCG does not expect to be in compliance with one or more financial covenants at the end of the second quarter 2009 if assets under management remain at current levels.  In addition, all interest and principal payments due on JCG’s other long-term debt must be made in accordance with the contractual terms of such debt.  A breach of one or more covenants will prevent JCG from accessing the Credit Facility but will not impact the terms of JCG’s other long-term debt.  To allow for continued access to the Credit Facility, JCG is seeking less restrictive covenants from the syndicate of banks.  There is no guarantee that JCG’s efforts to renegotiate the terms of the Credit Facility will be successful.

Critical Accounting Policies, page 25

4.              Investment management fees are generally calculated as a percentage of the market value of assets under management.  Given the significant impact the fair value of the assets under management has on your financial statements, we believe investors should be provided with sufficient information to understand how the fair value of the assets you manage is determined and the impact a change in any material assumptions used could impact future operations.  Please tell us and revise future filings to disclose a critical accounting policy for investment management fees and include the following:

•                  who is contractually responsible for determining the fair value for various types of assets,

•                  the fair value methods being used to determine the fair value for various types of assets and significant assumptions underlying each method,

•                  the amount of assets under management and the related investment management fees determined by each of the fair value methods,

•                  significant risks underlying each fair value method,

•                  analysis performed by the company to confirm fair value valuations performed by counterparties,

•                  how recent economic events have affected your ability to determine the fair value of certain assets, as applicable.

Response:  We will disclose, in future filings, the following information with respect to the valuation of assets under management:

The value of assets under management is derived from the cash and investment securities underlying JCG’s investment products.  Investment security values are determined using unadjusted or adjusted quoted market prices and independent third-party price quotes in active markets. For debt securities with maturities of 60 days or less, the amortized cost method is used to determine the value.  Securities for which market prices are not readily available or are considered unreliable, are internally valued using appropriate methodologies for each security type or by engaging third-party specialists. Despite recent economic events and increased market volatility, the value of the great majority of the securities underlying JCG’s investment products continues to be derived from readily available and reliable market price quotations.

The pricing policies for mutual funds advised by JCG’s subsidiaries (the “Funds”) are established by the Funds’ Independent Board of Trustees and are designed to test and validate fair value measurements.  Responsibility for pricing securities held within separate and subadvised accounts may be delegated by the separate or subadvised client to JCG or another party.

Accounting for Intangible Assets and Goodwill, page 25

5.              We note that your stock price declined significantly from approximately $30 per share to a low of $4.97 currently.  Considering this decline in your stock price and market capitalization over the past three months and the impact of economic events on your assets under management, your current critical accounting policy for goodwill and long lived assets, particularly your disclosure of assessing the recoverability of goodwill and long lived assets, appears to be too general in nature to provide an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of these asset balances.  In this regard, your policy only describes the steps that you perform to review your goodwill and long-lived assets for recoverability.  Please expand your disclosure to describe the assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any material impairment charges in future periods, including the impact impairments would have on your debt instruments or covenant compliance.  For example, the discussion should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting unit under paragraph 30 and 31 of SFAS 142.  Further provide a reconciliation between fair value estimates and your actual market capitalization.  Given the current economic conditions and the impact they have had on your stock price, operations and assets under management, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results.  Refer to Release No. 33-8350 “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:  At March 31, 2009, we recognized goodwill and intangible asset impairment charges and disclosed the following in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in the first quarter 2009 Form 10-Q:

Goodwill and intangible asset impairment charges of $747.0 million and $109.7 million, respectively, were recognized as of March 31, 2009.  JCG revised its operating forecast downward as a result of continued deterioration in global market conditions, assets under management and revenues during the first quarter 2009.  These conditions combined with JCG’s market capitalization remaining below net book value caused management to reassess goodwill and all intangible assets for impairment as of March 31, 2009.  Based on these assessments, JCG partially impaired goodwill and mutual fund advisory contracts associated with the 2001 contractual obligation to buy out Janus’ founder.  The goodwill impairment charge is not deductible for income tax purposes.  A tax benefit of $40.6 million was recognized as a result of the impairment of mutual fund advisory contracts.  JCG’s remaining indefinite-lived intangible assets and other long-lived assets were not impaired based on the analyses prepared as of March 31, 2009.

The impairment analyses of goodwill, indefinite-lived intangible assets and amortized intangible assets were generally based on discounted or undiscounted cash flow models as required by applicable accounting guidance.  Significant assumptions utilized in the discounted cash flow models include operating forecasts, discount rates and terminal multiples appropriate under current economic conditions.  For purposes of testing goodwill for impairment, JCG has identified one reporting unit based on the similar economic characteristics of the reporting unit’s underlying components.  Undiscounted cash flow models were used to determine the recoverability of amortized intangible assets and are dependent upon operating forecasts for each group of assets.  Significant further deterioration in market conditions, JCG’s stock price, assets under management, revenues or adverse changes in key assumptions utilized in the impairment analyses may result in additional impairment charges.

6.              Your current market capitalization is significantly less than total stockholders’ equity, which is an indicator, your goodwill, intangible assets and other long-lived assets may be overvalued.  You discuss your interim impairment test as of December 31, 2008 and state that it did not result in impairment.  Given the current market conditions and the impact it has had on your assets under management and operations, please explain to us how you determined these assets are recoverable in the current market environment.  Supplementally provide us with copies of your December 31, 2008 impairment tests under SFAS 142 and 144 for goodwill, intangible assets and other long-lived assets.

Response:  Goodwill and unamortized intangible assets are tested for impairment annually as of October 1 and amortized intangible assets are tested for impairment when events or circumstances indicate that the carrying value of such assets may not be recoverable.  As of December 31, 2008, we again tested goodwill, unamortized and amortized intangible assets for impairment as a result of significant deterioration in global markets and our assets under management during the fourth quarter 2008.  We used a discounted cash flow model to determine fair value of goodwill and based upon that approach, fair value exceeded book value.  In reconciling the difference between our determination of fair value and market capitalization, we reviewed recent control premium data and concluded that the difference was consistent with recent control premium data.

Our unamortized intangible assets represent mutual fund advisory contracts and brand name and trademark.  These assets were tested as of October 1, 2008 in accordance with Statement of Financial Accounting Standard No. 142 “Goodwill and Other Intangible Assets” using a discounted cash flow model to determine fair value.  Based on these assessments, we concluded that fair value exceeded book value by a substantial margin.  Given the market decline during the fourth quarter 2008, we again reviewed unamortized intangible assets for impairment as of December 31, 2008 using an approach based on the results of the October 1, 2008 test, but that considered the change in operations and assets under management since the annual test performed as of October 1, 2008.  We again concluded that the fair value of unamortized intangible assets exceeded book value and no impairment charges were recognized as of December 31, 2008.

Our amortized intangible assets represent client relationships and were tested as of December 31, 2008 for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.  An undiscounted cash flow model was utilized to determine if the value of the client relationships was recoverable.  Based on this analysis, expected future cash flows exceeded the book value of client relationships by a substantial margin and no impairment charge was recognized as of December 31, 2008.

Our December 31, 2008 analyses were based on estimates of stabilizing markets and assets under management in 2009 and a slow recovery thereafter.  During the first quarter 2009, markets and our assets under management further deteriorated causing us to revise our operating forecast to reflect a longer period of distressed economic conditions.  As result of revising our long-term operating forecast, we evaluated goodwill, indefinite-lived intangible assets and amortized intangible assets for impairment as of March 31, 2009.  Based on these assessments, we recognized impairment charges of $747.0 million and $109.7 million on goodwill and indefinite-lived intangible assets (representing mutual fund advisory contracts), respectively.  The fair value of the brand name and trademark as well as the expected future cash flows from client relationships continued to exceed book value and no impairment charges were recognized as of March 31, 2008.

7.              Further tell us and clarify in future filings, whether or not an impairment test was performed on your long lived assets under SFAS 144.  You disclose that no impairments were recorded but it isn’t clear if that is because a test was performed and no impairment was calculated or if it was a result of no test being performed.  Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144.  To the extent no test was performed, given the adverse stock price trends, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.  Please revise future filings to clarify these points.

Response:  Please refer to the response to comment #6.  In light of the Staff’s comments, we will clarify in future filings whether events indicative of impairment have occurred, which assets were analyzed for impairment and the reasons therefore.  In addition, we will disclose the results of the analyses undertaken.

Definitive Proxy Statement for 2009 Annual Meeting

Certain Relationships and Related Transactions, page 11

8.              In future filings, please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  Please refer to Item 404(b) of Regulation S-K.

Response:  We will disclose in future filings our policies and procedures in accordance with Item 404(b) of the Regulation S-K.

Compensation Comparisons to a Peer Group, page 29

9.              We note that three members of your peer group are considered in benchmarking pay for all Named Executive Officers except for the CEO position.  In future filings, please discuss your reasons for such a decision.

Response:  We will disclose in future filings a summary of the reasons for excluding the CEO position for benchmarking pay from certain members of our peer group.  Please note that the three exclusions were based on material compensation distortions for the CEO role at such peer group companies due to large equity ownership levels arising from the relevant CEO being a founder or having a partner-type status in each excluded peer group company.

2008 Total Compensation for the Named Executive Officers, page 36

10.       In future filings, please provide a concise description of the reasons why the compensation reported in the table on page 36 is different from that set forth in the Summary Compensation Table.  Also, ensure that you do not afford this type of disclosure greater prominence than the required tables, including the Summary Compensation Table, and that you clarify that this disclosure is not a substitute for the complete information required by the Commission’s rules.

Response:  In light of the Staff’s comments, we will endeavor to improve disclosure in future filings regarding the differences between the compensation table set forth in the Compensation Discussion and Analysis section (“CD&A Table”) and the Summary Compensation Table and will not afford greater prominence to the CD&A Table.  In addition, we will disclose in future filings that the CD&A Table is not a substitute for the complete information required by the Commission’s rules.

*              *              *

Please contact Brennan Hughes at 303-336-7440 or me at 303-336-7881 with any further questions or comments.

Sincerely,

/s/ Gregory A. Frost

Gregory A. Frost
Executive Vice President and Chief Financial Officer